UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 1, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neurocrine Biosciences, Inc.

File No. 0-22705 - CF#35014

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Neurocrine Biosciences, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 25, 2017.

Based on representations by Neurocrine Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through December 31, 2021
Exhibit 99.2	through December 31, 2021
Exhibit 99.3	through September 30, 2019
Exhibit 99.4	through April 25, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary